UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Biocryst Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

09058V-10-3
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☒         Rule 13d-1(c)

☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	STEPHENS INVESTMENT MANAGEMENT, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	3,411,001
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	3,411,001
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	3,411,001
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.0%
12.		Type of Reporting Person (See Instructions)	OO

1.	Names of Reporting Persons.	PAUL H. STEPHENS
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	286,400
	6.	Shared Voting Power	3,411,001
	7.	Sole Dispositive Power	286,400
	8.	Shared Dispositive Power	3,411,001
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	3,411,001
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.7%
12.		Type of Reporting Person (See Instructions)	IN/HC

1.	Names of Reporting Persons.	P. BARTLETT STEPHENS
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,411,001
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,411,001
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	3,411,001
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.0%
12.		Type of Reporting Person (See Instructions)	IN/HC

1.	Names of Reporting Persons.	W. BRADFORD STEPHENS
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,411,001
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,411,001
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	3,411,001
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.0%
12.		Type of Reporting Person (See Instructions)	IN/HC

Item 1(a).	Name of Issuer:

Biocryst Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Office:

2190 Parkway Lake Drive

Birmingham, AL  35244

Item 2(a).	Name of Person Filing:

Stephens Investment Management, LLC (“SIM”)

Paul H. Stephens (“Paul Stephens”)

P. Bartlett Stephens (“Bart Stephens”)

W. Bradford Stephens (“Brad Stephens”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each reporting person is One Ferry Building, Suite 255, San Francisco, CA  94111.

Item 2(c).	Citizenship:

Reference is made to Item 4 of pages 2-5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e).	CUSIP Number:

09058V-10-3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Reference is hereby made to Items 5-9 and 11 of pages 2-5 of this Schedule, which Items are incorporated by reference herein.

Paul Stephens holds 286,400 shares of the Issuer’s common stock personally.  The balance of shares reported as beneficially owned by the reporting persons on this Schedule are held in client accounts.

SIM, as general partner and investment manager of certain client accounts, may be deemed to have the power to direct the voting or disposition of the Issuer’s common stock held by such accounts.  Therefore, SIM, as those accounts’ general partner and investment manager, and Paul Stephens, Brad Stephens and Bart Stephens, as managing members and owners of SIM, may be deemed to beneficially own the common stock owned by those accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, insofar as they may be deemed to have the power to direct the voting or disposition of that common stock.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that SIM, Paul Stephens, Brad Stephens or Bart Stephens is, for any other purpose, the beneficial owner of any securities to which this Schedule relates, and each of SIM, Paul Stephens, Brad Stephens and Bart Stephens disclaims beneficial ownership as to those securities, except to the extent of his or its pecuniary interests therein.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual general partners, directors, executive officers, and members of SIM is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2-5 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007, in which the Issuer stated that the number of shares of common stock, $.01 par value, outstanding as of October 31, 2007 was 37,948,675.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

SIM serves as general partner and investment manager to certain client accounts that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s common stock.  Other than as reported in this Schedule, no individual client’s holdings exceed five percent of that common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008	STEPHENS INVESTMENT MANAGEMENT, LLC By: /s/ W. Bradford Stephens W. Bradford Stephens Its Managing Member
/s/ W. Bradford Stephens W. Bradford Stephens
/s/ P. Bartlett Stephens P. Bartlett Stephens
/s/ Paul H. Stephens Paul H. Stephens

EXHIBITS LIST

Exhibit A                           Joint Filing Undertaking                                                       Page 10

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 12, 2008	STEPHENS INVESTMENT MANAGEMENT, LLC By: /s/ W. Bradford Stephens W. Bradford Stephens Its Managing Member
/s/ W. Bradford Stephens W. Bradford Stephens
/s/ P. Bartlett Stephens P. Bartlett Stephens
/s/ Paul H. Stephens Paul H. Stephens